Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

Our earnings were insufficient to cover fixed charges for the six months ended June 30, 2016, and the years ended December 31, 2015 and 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012 and 2011, and our deficiency of earnings available to cover fixed charges for the six months ended June 30, 2016, and the years ended December 31, 2015 and 2014.

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Fixed charges
Contractual interest and other financing expenses	$2,091	$—	$—	$—	$—	$1,604
Amortization of debt issuance costs	629	—	—	—	—	—
Interest portion of rental expense	32	31	18	21	27	31
Total fixed charges	$2,752	$31	$18	$21	$27	$1,635

(Loss) income from continuing operations before tax	$(156,541)	$(368,088)	$(17,134)	$309,284	$196,349	$266,875
Fixed charges per above	2,752	31	18	21	27	1,635
	$(153,789)	$(368,057)	$(17,116)	$309,305	$196,376	$268,510

Ratio of earnings to fixed charges				14,729	7,273	164
Deficiency of earnings available to cover fixed charges	$(153,789)	$(368,057)	$(17,116)